Exhibit 99.1

 TransAlta Executing on a Well-Defined and Transformational Plan to Become a Leader in Clean Energy April 1, 2019 1

Forward Looking Statements Commission on www.sec.gov. This presentation includes forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of applicable securities legislation. All forward-looking statements are based on our beliefs as well as assumptions based on available information and on management’s experience and perception of historical trends, current conditions, and expected future developments, as well as other factors deemed appropriate in the circumstances. Forward-looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as “may”, “will”, “can”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “project”, “forecast”, “foresee”, “potential”, “enable”, “continue”, or other comparable terminology. These statements are not guarantees of our future performance, events or results and are subject to risks, uncertainties, and other important factors that could cause actual performance, events or results or outcomes to be materially different from those set forth in the forward-looking statements. In particular, this presentation includes forward-looking statements pertaining to, among other things: the 2019 annual and special meeting of shareholders and its outcome; the expected timing, costs and benefits of the investment by and strategic partnership with Brookfield Renewable Partners LP or its affiliated entities (including Brookfield BRP Holdings (Canada) Inc.) ("Brookfield") and hypothetical cash flows and share price performance anticipated therefrom; the ability of Brookfield's investment to enhance the Company's financial position and ability to execute its strategy; the transition to 100% clean energy by 2025; Brookfield increasing its share ownership in TransAlta to 9% and other commitments; future ownership levels in or control over the Alberta hydro assets; the anticipated timing, costs and benefits of TransAlta’s coal-to-gas conversion strategy; the timing, terms and probability of returning capital to shareholders; the appointment of three new nominees to the Board of Directors; the expected higher cash flow and anticipated adjusted EBITDA in respect of the hydro assets; the Company’s relationship with Brookfield and other shareholders; the formation of a joint hydro assets operating committee; advancing the Pioneer natural gas pipeline; aligning costs and capital for the future business and growth; the expected use of proceeds from the Brookfield investment; the expected benefits of Brookfield being a cornerstone shareholder; continued operational improvements; advancements in the Company's strategy relating to clean energy, the coal-to-gas conversion strategy, debt reduction and growth and their anticipated benefits; and legislative, regulatory and political uncertainty in the jurisdictions in which we operate. These forward-looking statements are not historical facts but are based on TransAlta's beliefs and assumptions based on information available at the time the assumptions were made. These statements are subject to a number of risks and uncertainties that may cause actual performance, events or results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: the failure to elect the Company's proposed director nominees at the 2019 shareholders' meeting; the inability to close the Brookfield investment; legal actions or proceedings, including those pertaining to the Brookfield investment; the nomination or appointment of any directors proposed by Mangrove Partners and Bluescape and any subsequent termination of the Brookfield investment; significant changes to applicable laws; changes to the anticipated framework of an Alberta capacity market in the future; any material adverse impacts to the investment, regulatory, securities and credit markets; material changes to our relationship with or proportionate ownership of TransAlta Renewables Inc.; our Alberta hydro assets not achieving their anticipated value, cash flows or adjusted EBITDA once the applicable PPA has expired; a material decline in the dividends expected to be received from TransAlta Renewables Inc.; changes to the expected life extension of the coal fleet and anticipated financial results generated on conversion; assumptions regarding the ability of the converted units to successfully compete in the expected Alberta capacity market; assumptions regarding our current strategy and priorities, including as it pertains to our coal-to-gas conversions, developing and growing gas and renewables projects, maintaining and realizing the value of our hydro assets, and being able to realize the full economic benefit from the capacity, energy and ancillary services from our Alberta hydro assets once the applicable PPA has expired; assumptions relating to the completion of the strategic partnership with and investment by Brookfield and proposed share buy-backs; and other risks and uncertainties discussed in the Company's materials filed with the Canadian securities regulatory authorities from time to time and as also set forth in the Company's Management Proxy Circular dated March 26, 2019 and its MD&A and AIF for the year ended December 31, 2018. In light of these risks, uncertainties, and assumptions, the forward-looking events might occur to a different extent or at a different time than we have described, or might not occur at all. We cannot assure readers that projected performance, results or events will be achieved. Readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements included in this presentation are made only as of the date hereof and we do not undertake to publicly update these forward-looking statements to reflect new information, future events or otherwise, except as required by applicable laws. Certain financial information contained in this presentation, including adjusted EBITDA, funds from operations (FFO) and free cash flows (FCF), may not be standard measures defined under International Financial Reporting Standards (“IFRS”) and may not be comparable to similar measures presented by other entities. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. For further information on the calculation of adjusted EBITDA in respect of the Brookfield investment and how it is calculated with regard to the exchangeable securities to be issued, see the Company's material change report dated March 26, 2019 and a complete copy of the investment agreement with Brookfield, filed under the Company's profile with the Canadian securities regulators on www.sedar.com and the Securities and Exchange Commission on www.sec.gov. For further information on other non-IFRS financial measures we use, see our most recently filed MD&A and AIF for the fiscal year ended December 31, 2018, filed with Canadian securities regulators on www.sedar.com and the Securities and Exchan2ge

TransAlta’s Strategy Positions the Company for the Future TransAlta has successfully designed and executed a strategy that adapts to a low carbon environment and creates long-term value The renewed Board and management team have the experience and skills to deliver significant value for all stakeholders Our strategic partnership with Brookfield brings financial and strategic benefits to the Company and the Board. The Brookfield transaction was very well received by research analysts and supported by major shareholders TransAlta’s strategy has been based on a detailed evaluation of all available alternatives for creating long-term value 3

TransAlta's Strategic Pillars for Creating Shareholder Value

- **Convert Alberta Coal to Gas**
- **Unlock the Future Value of Hydro**
- **Continuously Enhance our Competitive Cost Structure**
- **Maintain a Strong Balance Sheet**
- **Grow RNW by Investing in Highly Contracted Gas and Renewables**

Significantly Extends and Increases the Cash Flows from the Alberta Coal units

Recognizes the Future Value of the Hydro Assets

Positions TransAlta to Succeed in the Low Carbon Economy

Creates Sustainable Shareholder Value

4

TransAlta's Strategic Pillars for Creating Shareholder Value

Strategy	Rationale	Actions Taken
Convert Alberta Coal to Gas	• Units have to close between 2026 – 2029 if not converted • Significantly lower carbon, operating and capital costs • Utilizes existing infrastructure • Avoids over $300 million in NOx and SOx compliance costs	• Secured the regulatory framework to extend the life of the units out to 2034 – 2039 • Pioneer Pipeline with Tidewater under construction and expected to start delivering gas in 2nd half 2019 • Maximized co-firing of natural gas ahead of full conversions • Received permits from AUC and significantly advanced engineering
Unlock the Future Value of Hydro	• Future value of hydro post PPA not being recognized by investors	• Provided more detailed financial and operating disclosure to investors/analysts • Entered into the Brookfield strategic partnership that recognizes the future value of the hydro and brings significant hydro experience to TransAlta
Continuously Enhance our Competitive Cost Structure	• Creates more cash flow that can be returned to shareholders, invested in growth opportunities, and used to repay debt • Positions the Company to generate strong cash flows throughout all market conditions	• Engaged a leading internationally recognized consulting firm in 2015 to work with the company to reduce costs and add revenue in all areas of the Company • In 2018, achieved a $70 million increase in sustainable cash flow through cost reductions and revenue improvements • Retired and sold underperforming assets

5

TransAlta's Strategic Pillars for Creating Shareholder Value

Strategy	Rationale	Actions Taken
Maintain a Strong Balance Sheet for Future Market Conditions	• Provides the financial flexibility through all market conditions • Avoids the mistakes of other companies that have over levered and consequently faced financial distress and inability to invest	• Reduced corporate recourse debt by $1.65 billion since 2015 • Raised $1.45 billion of project level debt with fixed amortizing schedule • Sold assets to RNW, the proceeds from which were used to repay senior debt
Continue to Grow RNW by Investing in Highly Contracted Gas and Renewables	• Provides diversified and growing cash flows • Extends the life of the portfolio by adding new contracted assets	• ~585 MW of contracted assets added since 2015 • Primarily executed through TransAlta Renewables • Steady dividend through ownership of TransAlta Renewables

6

The Strategy is Delivering Results COSTS PER MWH¹ MWH¹ 7 represents their generation segment only and excludes their retail business. 2018 Low Cost OperatorOPERATING/SG&A Higher Cash Flows withNUMBER OF Fewer EmployeesEMPLOYEES Strong EBITDA Margins2018 EBITDA PER ¹The other companies shown are U.S. and Canadian generation companies with merchant assets. For some of the companies, the data

The Strategy is Delivering Results $1.65 billion Decrease in Recourse Debt Significant Debt ReductionTRANSALTA DEBT EXCLUDING RNW 49% Increase in Free Cash Flow Record Cash FlowsFREE CASH FLOW¹ ¹Free Cash Flow adjusted to exclude one-time OEFC payment in 2017 and PPA termination payment in 2018 8

Strategy Delivering Superior Returns AVERAGE ANNUAL RETURNS LAST 12 MONTHS TransAlta has significantly outperformed the TSX Utilities Index during the last 3 years and last 12 monthsAVERAGE ANNUAL RETURNS LAST THREE YEARS 9

Fundamental Regulatory Changes Necessitated a Shift in Strategy in 2015 In 2015, the new Alberta Government introduced legislation that fundamentally impacted the business and value of TransAlta  Closure of coal by 2030, stranding 40% of the Company’s assets with no guarantee of compensation  Imposition of a carbon tax that would cost the Company $400 million more per year Target to support 5,000 MW of new renewables into a market that was already oversupplied As the largest coal generator in the province, these policies had a tremendously disproportionate impact on TransAlta RELATIVE SHARE PRICE PERFORMANCE DURING INTRODUCTION OF NEW ENVIRONMENTAL POLICIESALBERTA COAL GENERATING CAPACITY IN 2015 MarJan 20152016 10 New Government Elected

TransAlta Responded Promptly TransAlta responded proactively to restore the business and value of the Company Negotiated an off-coal agreement with the Alberta Government that resulted in TransAlta receiving $39 million per year for 14 years Successfully negotiated with the Federal Government a regulation that would allow the coal units to operate significantly beyond 2030 if converted to gas Increased the amount of natural gas consumed in the coal units to reduce carbon costs and take advantage of low gas prices Retired two coal units, and mothballed two units Aggressively reduced costs across the organization Secured carbon credits for the Alberta hydro and wind assets Significantly reduced the amount of recourse debt by selling assets to TransAlta Renewables, raising project debt, reducing the dividend, and lowering our cost structure 11

Shareholder Expectations RESPONSIVE TO SHAREHOLDER ENGAGEMENT TransAlta formally solicits feedback from shareholders and actively addresses shareholder concerns Since January 1, 2018 and during the first quarter of 2019, directors met in person or by telephone with shareholders representing 45.2% of our outstanding shares, some of which were follow up engagements from 2017. Key feedback received from shareholders during our extensive engagement: 1. Expressed strong support for the Company’s current strategies and plans. 2. Desired a catalyst to accelerate the long-term potential of the Company into near-term value, while allowing them to participate in TransAlta’s future upside. 12

Brookfield Investment: Catalyst for Creating Value 13 $750 million investment from Brookfield • Establishes a long-term cornerstone shareholder and strategic partner • Advances our 100% clean energy strategy • Recognizes the future value of our hydro assets • Enhances our financial flexibility • Adds significant renewable and operating expertise • Accelerates opportunity to return capital to shareholders TransAlta’s work over the last three years in advancing its strategy, combined with Brookfield’s knowledge of TransAlta and the results of our robust shareholder engagement, made this the opportune time to secure Brookfield’s investment and strategic partnership

Brookfield Investment: Catalyst for Unlocking TransAlta's Value

- TransAlta's ability to extract maximum value from its strategy was being limited by a lack of access to capital at competitive cost
- The Brookfield investment provides the financial wherewithal and flexibility to accelerate TransAlta's strategy and create even more value for shareholders
- The Brookfield investment provides a cornerstone shareholder with invaluable expertise and experience

Pre-Brookfield Investment

- Coal-to-gas conversions would have to start post 2020 due to capital constraints
- Limited ability to return capital to shareholders
- Limited ability to grow
- Limited ability to pursue high returning, repowering combined cycle opportunities at Sundance/Keephills
- No catalyst to unlock the value for the hydro assets and validate TransAlta's overall strategy

With the Brookfield Investment

- Ability to accelerate coal-to-gas conversions
- Ability to invest in high returning repowered combined cycle units
- Ability to return capital to shareholders in the near-term
- Ability to grow
- Opportunity to create incremental value in the hydro by leveraging Brookfield's expertise
- Recognizing the future value of the hydro
- Validating TransAlta's strategy

14

Long-term Relationship with Brookfield Long standing relationship with TransAlta Since 2009, the two companies have jointly owned a hydro facility in British Columbia Brookfield has been a shareholder in TransAlta since 2014 TransAlta and Brookfield have discussed several different ways to work together over the last several years The two companies are like-minded in their views regarding the future of the power industry Experienced Renewable Energy Company Brookfield is one of the leading renewable energy companies in the world Extensive knowledge of hydro and TransAlta allowed Brookfield to value TransAlta hydro assets based on future cash flows Brookfield brings expertise to TransAlta that will allow us to create even more value from our assets and for TransAlta shareholders 15

Brookfield Renewable Partners

- One of the largest public pure-play renewable businesses globally
- 120 years of experience in power generation
- Full operating, development and power marketing capabilities with over 2,500 operating employees
- Flagship listed renewable power company of Brookfield Asset Management, a leading alternative asset manager with over $350 billion USD in AUM
- Currently owns 4.9% of TransAlta's outstanding common shares and have committed to increasing their holding to 9% at $10 per share or less

$47 billion USD
TOTAL POWER ASSETS



879 power generating facilities

17,400
MEGAWATTS OF CAPACITY



With **1,900 MW** in Canada

76%
HYDROELECTRIC GENERATION



Situated on **82** river systems

16

Brookfield Transaction Universally Applauded by Analysts Average research analyst target prices increased 24% and every research analyst increased its target price, with individual target prices rising to between $10 and $12 per share RESEARCH COMMUNITIES’ TARGET PRICE FOR TRANSALTA PRE AND POST BROOKFIELD TRANSACTION Pre-BrookfieldPost-Brookfield% DealDealIncrease Credit Suisse $ 7.00 $ 10.00 43% BMO $ 9.00 $ 10.00 11% RBC $ 9.00 $ 11.00 22% National Bank $ 9.50 $ 11.00 16% Scotia $ 10.00 $ 11.00 10% TD $ 8.50 $ 12.00 41% Industrial Alliance $ 9.00 $ 12.00 33% Average $ 8.86 $ 11.00 24% 17

Recent Share Price Performance Reflects TransAlta's Strategy

- Investors have been recognizing the value of TransAlta's strategy as TransAlta continues to deliver results
- TransAlta's share price has nearly doubled since the beginning of 2019

RECENT SHARE PRICE PERFORMANCE



$11.00
$10.00
$9.00
$8.00
$7.00
$6.00
$5.00
$4.00
Share Price
One year increase of 43% and 75% since beginning of 2019
National Bank Financial issues positive research report
Quarterly call outlining value of Hydro and Coal-to-Gas strategy
Brookfield Investment Announced
Mar 28, 2018
Time Period
Mar 29, 2019

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Brookfield Transaction Creates Significant Value Redeploying $750 million from the partial sale of the AB Hydro assets into up to $250 million share repurchases and investment in a repowering at Sundance creates significant value POTENTIAL FREE CASH FLOW PER SHARE & FREE CASH FLOW ($ MILLIONS)HYPOTHETICAL IMPLIED SHARE PRICE³ $17.60 $14.20 $9.80 ¹ Assumes Brookfield’s $750 million converts into an approximate 30-35% interest in the Alberta Hydro assets, and the cash flows from hydro are in line with future expectations. ² Assumes a $480 million investment in one combustion turbine and heat recovery generator system tied into one of the existing steam turbines at Sundance. Cash flows based on a $60/MWh all-in capacity plus energy price. ³ Assumes a $250 million share repurchase program at $10 per share, resulting in a proforma share count of 260 million shares. Hypothetically implied share price based on the current Price to FCF multiple. 19

Transaction Provides Attractive Financing & Value for Hydro In addition to bringing in a highly experienced operator and cornerstone shareholder, the investment provides very attractive financing $750 million Exchangeable Securities •TransAlta cannot access the capital markets today for capital of this size and cost •The 7% coupon is very attractive compared to other hybrid securities issued by other companies •Companies such as Enbridge and Inter Pipeline that have significantly higher credit ratings recently issued hybrid securities with coupons of 6.6 and 6.9%, respectively •The 7% coupon is inside of where TransAlta could currently issue securities based on current trading values •The two securities (preferred shares and unsecured debentures) provide an optimum blend of tax efficient interest deductions and equity treatment features •The two securities are subordinated to TransAlta’s existing senior debt Hydro Valuation 13x adjusted EBITDA is in line with research analyst estimates of the value of TransAlta’s hydro assets prior to the announcement of the investment 13x adjusted EBITDA multiple is consistent with the ~10x – 16x multiples for precedent merchant hydro transactions that involve selling 100% of the assets, not a minority interest Brookfield is paying 13x adjusted EBITDA in the future when TransAlta expects the assets to generate significantly more EBITDA once the existing PPA expires post 2020 All other comparable transactions are based on current EBITDA – The Brookfield investment represents ~30x EBITDA based on 2018 results20

Highly Competitive Financing ²Stacked bars reflect potential range in values The investment by Brookfield represents attractive financing for TransAlta compared to other alternatives In addition, Brookfield brings its expertise in hydro, providing the opportunity to create even more value for TransAlta’s shareholders FREE EBITDA¹ YIELDS Attractive financing which will be reinvested in share buybacks and high returning repowered combined cycle units ¹EBITDA less sustaining capital expenditures.21

Attractive Value for the Hydro Assets When evaluating a potential sale of MERCHANT HYDRO ASSET TEV/EBITDA – EN BLOC an interest in the merchant hydro assets, TransAlta and its advisorsAverage: 13x considered: The future cash flows of the hydro business, including future capital expenditure requirements and cash taxes Future uncertainty of power prices in Alberta, especially in light of a potentially new market design and change in Provincial GovernmentMERCHANT HYDRO ASSET C$ MILLIONS PER MW – EN BLOC The implied price per MW of capacity at the 13x TEV/EBITDA multiple Assigned multiples for hydro fromAverage: $1.8 million/MW research analysts 22

Independent Views of Merchant Hydro Multiples In July 2018, Scotia Capital published a research report on TransAlta using a 13x EBITDA multiple for the hydro assets 23

Competitive Financing The 7% coupon on the Exchangeable Securities is very competitive relative to other transactions, especially when credit rating is factored in 2018 & 2019 Comparable Hybrid/Preferred Securities Apr-19Nov-18Feb-18Apr-18Mar-19Nov-18Jun-18Jan-18Jan-18 $750mm$200mm$1,105mm(1) $750mm$750mm$374mm(1) $767mm(1) $455mm(1) $650mm(1) BBB-/ Ba1A-BBB+ / Baa2BBBBB / Ba2B+ / B2 / B1 1Securities issued in US dollars converted to Canadian dollars using 1 US dollar = 1.3 C$ 24

Research Analyst Commentary

TD Securities

"We view the 13.0x multiple for Brookfield's hydro investment to be reasonable. We view Brookfield's planned investments in both the Alberta hydro assets and TransAlta common shares as a vote of confidence in these assets and in the overall company. TransAlta should further benefit from two Brookfield nominees (both with a strong track record) and a joint operating committee."

RBC Capital Markets

"We positively view the transaction with Brookfield that provides a measure of clarity for the value of Alberta hydro while also providing support for the share price via Brookfield's open market purchase commitment as well as cash from the Brookfield investment that TransAlta has allocated to share buybacks. Further, we believe the transaction with Brookfield, a well-regarded investor, demonstrates confidence in TransAlta's outlook."

Scotia Capital

"We have a favourable view of Brookfield's investment as it highlights and brings forward the value of the hydro assets and allows sizable share repurchases. The three proposed Board nominees are also good additions to the Board in our view."

"We increased our target by $1 to reflect the improved visibility on the hydro upside, though we remain conservative and there could be a further $1-4/sh of upside."

NATIONAL BANK FINANCIAL MARKETS

"Based on our post 2020 annual EBITDA forecast, we calculate an implied value for the Hydro assets of ~$1.8 bln versus our previous ~$1.4 bln valuation."

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Research Analyst Commentary “… we commend TA management for seeking creative solutions to surface value in the face of persistent lack of market confidence in the stock. As such, our target price goes to $10 from $9, and we reiterate our Market Perform rating on relative risk-adjusted return.” “On a preliminary basis, we believe the deal is positive for both parties; however, the near-term balance is skewed to TA as the deal addresses many issues.” “From TA’s perspective, the capital injection is expected to be modestly dilutive to our FCF/share estimates in 2019-21. However, more important, it sends an important message to investors that proves the market value of TA’s hydro assets at >$2B. It also demonstrates a newfound willingness on the part of management to act in order to surface shareholder value …” “We have updated our sum-of-the-parts valuation for TA and are increasing our price target to $12.00 (from $9.00). We see BEP’s strategic investment as a vote of confidence in the future value of TA’s hydro assets, and the long-term strategy to unlock value at TA, even if this value remains partially obscured by the structural weaknesses of TA’s thermal assets, and by political/market uncertainty in Alberta (reasons for our Speculative qualifier).” 26

Board Governance and Accountability

ADHERING TO GOVERNANCE BEST PRACTICES

TransAlta is committed to being on the leading edge of developments within corporate governance best practices, with a track record of robust shareholder engagement and responsiveness to shareholder concerns

- 100% independent key committees
- Market leader in board and executive diversity; 4 of 12 (33%) director nominees are female, 4 of 9 (44%) executive officers are female
- Annual individual director elections (94.96% average support over the last three years)
- Regular board refreshment; average turnover for director nominees of 4.6 years
- Board, committee and director effectiveness assessments
- In-camera sessions at all board and committee meetings
- Share ownership requirements for directors (6x cash retainer) and CEO (5x base)
- Robust engagement with shareholders and a formal engagement policy

Third Party Ranking

TransAlta has a proven track record of continuous improvement in The Globe and Mail's Report on Business annual "Board Games" score, evaluating Corporate Governance best practices

TransAlta earns a steadily increasing score and rank among a competitive peer universe

The Globe and Mail: Board Games Score and Rank


90
85
80
48/231
45/242
38/237
85/100
86/100
88/100
2016
2017
2018

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Board Governance and Accountability

BOARD RENEWAL PROCESSES

TransAlta has embraced rigorous corporate governance and board renewal processes, with a clear and deliberate effort to periodically refresh the board, with three new director nominees slated for election at the 2019 AGM

TransAlta has endeavoured to carefully blend senior directors, possessing extensive experience and knowledge of the inside workings of the Company, with new nominees, contributing fresh perspectives and forward-facing ideas, in order to maintain a competitive and well rounded board capable of tackling the challenging energy and utilities industry, and regulatory environment

TransAlta's efforts to facilitate board refreshment are clearly visible given the successful recruitment of five top tier nominees for the board over the last three years while averaging a new director every year for the last five years, including at the upcoming AGM:

- 2017: Ms. Rona Ambrose
- 2018: Mr. Bryan Pinney
- 2019: Messrs. Robert Flexon, Harry Goldgut and Richard Legault, Mr. Timothy Faithfull to retire at the AGM
- 2020: Ambassador Gordon Giffin to retire at the AGM

Progressive Board Renewal and Reduction of Average Tenure


Director Nominees as of 2019
Avg. Tenure:
4.5 Years
Less Than 5 Years
Greater Than 5 Years


Director Nominees as of 2018
Avg. Tenure:
7.1 Years
Less Than 5 Years
Greater Than 5 Years


Director Nominees as of 2017
Avg. Tenure:
6.1 Years
Less Than 5 Years
Greater Than 5 Years

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Unproven Dissident Board Nominees

The limited public company Board and executive experience of the Dissident Board Nominees adds no value to the TransAlta Board

Ronald Hulme (Bluescape)
- CEO of Bluescape Energy Partners and Parallel Resource Partners
- Worked at McKinsey & Co. for over 26 years

Paul Keglevic
- Served as the CEO of Energy Future Holdings Corp., ("EFH"), from October 2016 until his retirement in March 2018
- Partner at PricewaterhouseCoopers ("PWC"), where he worked from July 2002 to July 2008
- Director of Bonanza Creek, which has experienced negative TSR and underperformed comparator indices

Jonathan Siegler (Bluescape)
- CFO of Bluescape Energy Partners, Parallel Resource Partners and Bluescape Resources Company
- Formerly at TXU Corp; prior to joining TXU, Mr. Siegler was at McKinsey & Co.

Brian Steck (Mangrove)
- Serves as Managing Director of Mangrove Partners
- Previously a partner at investment managers K Capital Partners and Tisbury Capital
- Director of Bonanza Creek, which has experienced negative TSR and underperformed comparator indices

Karen Taylor
- Currently self-employed
- Equity analyst for 16-years with TD Securities and BMO Capital Markets covering the pipeline, energy utility and power generation sectors

Skills	Hulme	Keglevic	Siegler	Steck	Taylor
Public Company Directorships	X	✓	X	✓	X
Public Company Executives	X	X	X	X	X
Electric/Utility Experience (Non-Advisory)	X	✓	X	X	X

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Proven New TransAlta Board Nominees 30 NEW MANAGEMENT NOMINEES TO THE BOARD OF DIRECTORS Robert Flexon (Independent)  IPP, power generation and utility experience  Thermal experience will provide insight into TransAlta’s coal to gas strategy  Financial and operational experience following CFO and CEO positions at several publicly traded companies  13.5 years experience as a public company director and 12 years as a public company executive Harry Goldgut (Vice Chairman, Brookfield Asset Management, Infrastructure and Renewables)  Legal experience as General Counsel at Brookfield  Focus on strategic initiatives, acquisitions and regulatory relationships during executive roles  Extensive leadership experience within the energy and utility sectors, particularly in infrastructure and renewables  Positive TSR track record at all public company roles Richard Legault (Vice Chair, Brookfield Asset Management and Renewables)  Financial knowledge serving as CFO of Brookfield Asset Management  Leadership experience within the energy and utility sectors, with a focus upon renewables  Decades serving in senior positions in finance, corporate development and operations  Positive TSR track record at all public company roles

Proven TransAlta Board Nominees STRENGTH OF MANAGEMENT NOMINEES TransAlta’s incumbent slate possesses a wide variety of complementary skills and experience essential for the effective management of the Company, of particular significance during this critical transitional phase Rona Ambrose  Significant government, public relations and public administration experience and relationships  Regulatory skills focused upon heavy industry and fossil fuels derived from role as environment minister  Significant leadership experience demonstrated by leading the Conservative Party and the Leader of the Opposition for the Government of Canada, in addition to many diverse cabinet roles John Dielwart  Growth, leadership and operational skills from leading the development of ARC Resources from a start-up to a company with a multi-billion dollar capitalization  Extensive leadership experience serving on the Board at various energy and utility companies and as an executive at ARC Resources  Extremely strong TSR performance over the long term as an executive at ARC Resources Dawn Farrell  Extensive development and operational experience from CEO, COO and EVP roles at TransAlta and preceding roles at BC Hydro  Leadership experience and inside knowledge of TransAlta serving in numerous senior roles within the company  Over 30 years of electrical energy industry experience at TransAlta and BC Hydro  Extremely strong TSR performance during outside public company directorships, outperforming comparator indices by a massive margin 31

Proven TransAlta Board Nominees STRENGTH OF MANAGEMENT NOMINEES, CONT’D TransAlta’s incumbent slate possesses a wide variety of complementary skills and experience essential for the effective management of the Company, of particular significance during this critical transitional phase Alan Fohrer  Development, restructuring, financial and operational experience following senior roles across numerous departments at Edison International and its subsidiaries  Leadership experience serving in numerous senior roles at Edison and its subsidiary companies, all owners and operators of independent power facilities  Positive TSR performance during outside public company directorships and executive positions, outperforming comparator indices in all roles Gordon Giffin  Legal background as current Senior Partner at Dentons with extensive international experience focusing on trade, energy and public policy  Instrumental in the Company’s ability to navigate recent regulatory challenges  Leading transition to new board chair through the course of 2019  Positive TSR performance during four of five outside public company directorships, outperforming comparator indices in all roles Yakout Mansour  Renewables, development and operational experience as President and CEO of California Independent System Operator Corporation  Technical and engineering skills refined by extensive redevelopment of the technical foundation of CAISO’s new renewables portfolio  Specific contributions to the Company includes; essential guidance in respect of successful Force Majeure arbitration and involvement in TransAlta’s approach to the coal-to-gas conversions and responding to Alberta’s capacity market 32

Proven TransAlta Board Nominees STRENGTH OF MANAGEMENT NOMINEES, CONT’D TransAlta’s incumbent slate possesses a wide variety of complementary skills and experience essential for the effective management of the Company, of particular significance during this critical transitional phase Georgia Nelson  Advisory and operational experience serving as President and CEO of PTI Resources, LLC and in various senior roles at Edison  Extensive experience in international business, environmental policy and human resources  Leadership experience serving on the Board at various energy and utility companies and as an executive at Edison and its subsidiaries  Positive TSR performance during all outside public company directorships, outperforming comparator indices in three of four roles Beverlee Park  Extensive development and operational experience following long tenure as COO at TimberWest Forest  Accounting specialist, significantly one of two Chartered Accountants on the Board  Leadership experience serving on the Board and in executive roles at various energy and materials companies Bryan Pinney  Accounting specialist as a former Partner of Deloitte, one of two Chartered Accountants on the Board  Regulatory and compliance experience as principal of Bryan D. Pinney Professional Corporation  Over 30 years of experience serving Canadian corporations, with a focus on energy, resources and construction  Extremely strong TSR performance during outside public company directorship, outperforming comparator indices by a massive margin 33

TransAlta Actively Engaged with Bluescape and Mangrove •Board endeavored to work constructively with Bluescape and Mangrove •Senior leadership has had numerous in-person meetings and phone calls with Bluescape and Mangrove to discuss their views •Senior leadership engaged in a constructive dialogue, outlining TransAlta’s vision for the future and strategy •Our Board extended the nomination deadline to facilitate further discussions with Bluescape and Mangrove at their request •Our Board invited Mr. Wilder of Bluescape to join the Board in addition to Mr. Robert Flexon, a mutually agreeable independent nominee respected by Bluescape and Mangrove •Bluescape further demanded issuance of discounted Company stock from treasury and insisted that the Board form a prescriptive business review committee that would essentially give Bluescape effective control over the Company’s strategy. This was a demand that no board could reasonably accept •Our Board has remained open to considering further constructive proposals from Bluescape and Mangrove •Bluescape and Mangrove have failed to articulate an understanding of the Company’s regulatory environment or a strategy that could justify the kind of control they demanded 34

TransAlta Actively Engaged with Bluescape and Mangrove

TIMELINE OF MANGROVE AND BLUESCAPE ENGAGEMENT

TransAlta's approach with Mangrove and Bluescape has been reasonable and proactive

MG/BS initially demanded four seats, a new COO and the implementation of a business review committee

MG/BS later nominated five candidates, not including mutually agreed candidates Flexon and Wilder



Initial call between CEO and MG
Jan. 9
MG files 13G, TransAlta first aware of position
Jan. 18
Chair and CEO meet in person with MG for first time
Feb. 20
MG/BS enter into cooperation agreement
Mar. 6
CEO/CFO meet MG/BS who make unacceptable demands
Mar. 7
Director nomination timeline extended
Mar. 14
MG/BS files 13D
Mar. 15
3 independent directors meet with MG/BS
Mar. 19
Offer board seat to Wilder, agree upon Flexon
Mar. 21
MG/BS unacceptable counter proposal (see Slide 38)
Mar. 22
Receipt of advance notice nomination
Mar. 25

35

A Return to Coal Would be the Wrong Strategy for TransAlta •Bluescape’s and Mangrove’s history suggest they want to sell renewables and refocus on legacy coal assets • Mangrove has holdings in several companies that focus on coal • Bluescape has pressured companies into selling clean energy businesses •A coal-focused investment strategy would: • Derail TransAlta’s strategy of embracing the future being driven by fundamental regulatory changes • Put the Company’s partnership with Brookfield at risk 36

Bluescape’s and Mangrove’s Claims Are Not Fact-Based 37 Bluescape and Mangrove Claims Facts TransAlta can’t be sure Brookfield transaction represents most attractive option  Brookfield deal is the culmination of four years of engagement and negotiations  On value per MW basis, transaction is one of the highest in the market  Responsive to shareholders’ desire for a transaction that demonstrates value of hydro  Our largest shareholder publicly supports the strategic transaction  Enhances certainty and opportunity to accelerate transformation  Company considered range of alternative transactions as well as views of shareholders Brookfield is getting too much board representation for the level of their investment  Brookfield is a strategic partner for the future  Brings to the Board world class renewable energy and capacity market expertise  As part of the Board refreshment, adding Robert Flexon whom Bluescape and Mangrove support and increases capability on coal-to-gas and markets  Bluescape/Mangrove plan to seek 5 seats with only 10.1% ownership interest Financing of Brookfield transaction with two securities is opportunistic  Two securities in the Brookfield transaction provide right blend of benefits: 7% coupon is very attractive for equity that is subordinate to bonds and compares favorably to comparable securities  Less attractive terms available in the finance market Hydro multiple is lower than what Brookfield publicly stated is appropriate (20x)  Brookfield’s comment is taken out of context – assets are in different regions  Multiple is based on future cash flows  TransAlta maintains majority interest as compared to multiples from sale-for-control transactions Brookfield’s standstill and support commitment makes TransAlta leadership less accountable to shareholders  As a major TransAlta shareholder, Brookfield’s presence on the Board will actually enhance shareholder representation and increase Board accountability  Brookfield’s standstill and support commitment, common for these types of transactions, promotes a long-term strategic partnership

Mangrove's/Bluescape's Proposal

Demand	TransAlta's Response
Set-up a Committee to evaluate Company's strategy and cost structure	• Over the last several years, TransAlta has conducted a detailed review of the strategic options including input from external advisors • In 2015, TransAlta undertook a major review of its cost structure and other opportunities to create value by engaging a leading consulting firm • Mangrove/Bluescape's proposal will needlessly delay TransAlta's ability to execute its strategy and deliver value to shareholders, and would result in incurring incremental external consulting fees with no benefits
Issue $150 million of Equity at a 6% discount	• Raising equity at current share prices is very expensive financing and would dilute existing shareholders • Issuing discounted shares from Treasury would be inappropriate
Nominate their Board Slate	• TransAlta offered to have Mangrove/Bluescape's most experienced energy person join the Board, but they turned that down • Instead, the five nominees they have put forward do not have the industry skills required to take the company forward into the future

38

TransAlta’s Clean Energy Vision is Superior to Risky Activist Demands Bluescape Mangrove 39  TransAlta took bold steps to adapt Haven’t articulated a plan to the future  Shareholders, regulators and other Refocus on coal would be stakeholders support renewablesinconsistent with the future strategy  Brookfield transaction accelerates Imperils Brookfield transaction the change to clean energy and capital return to shareholders  Brookfield will be a cornerstone Dissidents’ nominees do not investor and give TransAltaadd expertise to the Board additional renewables expertise